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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
RULE 13D-101

Under the Securities Exchange Act of 1934
(Amendment No. )*

MEMORY PHAMACEUTICALS CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

58606R403

(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 58606R403			SCHEDULE 13D	Page 2 of 14

1.	Name of Reporting Person: VENROCK ASSOCIATES		I.R.S. Identification Nos. of above persons (entities only): 13-6300995

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,086,630[2]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,086,630[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,086,630[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%[3]

14.	Type of Reporting Person (See Instructions): PN

[1]	Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 3 below, Venrock Associates and Venrock Associates II, L.P. acquired 323,684 and 465,789 shares of the Issuer’s Common Stock, respectively, pursuant to the Securities Purchase Agreements. In addition, pursuant to the Securities Purchase Agreements, Venrock Associates and Venrock Associates II, L.P. acquired warrants to purchase 113,289 and 163,026 shares of the Issuer’s Common Stock, respectively. As described in Item 5 below, collectively, the Venrock Entities beneficially own 2,086,630 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.

[3]	This percentage is calculated based upon 37,149,605 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 21,037,447 shares of the Issuer’s Common Stock outstanding on August 8, 2005, and (b) 16,112,158 shares of the Issuer’s Common Stock issued on September 23, 2005 pursuant to the closing of the transactions contemplated in the Securities Purchase Agreements with the Venrock Entities and the other PIPE Investors.

CUSIP No. 58606R403			SCHEDULE 13D	Page 3 of 14

1.	Name of Reporting Person: VENROCK ASSOCIATES II, L.P.,		I.R.S. Identification Nos. of above persons (entities only): 13-3844754

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,086,630[2]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,086,630[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,086,630[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%[3]

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 58606R403			SCHEDULE 13D	Page 4 of 14

1.	Name of Reporting Person: VENROCK ENTREPRENEURS FUND, L.P.,		I.R.S. Identification Nos. of above persons (entities only): 13-4078492

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑[1]
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,086,630[2]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,086,630[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,086,630[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%[3]

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 58606R403	SCHEDULE 13D	Page 5 of 14

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities to report the execution of a set of Securities Purchase Agreements and the acquisition of a set of warrants in connection therewith, as described in Item 3 below. Accordingly, the number of securities beneficially owned by the Venrock Entities has increased.
Item 1. Security and Issuer.
     (a) The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Memory Pharmaceuticals Corp., a Delaware corporation (the “Issuer” or “Memory”).
     (b) The principal executive offices of the Issuer are located at 100 Philips Parkway, Montvale, NJ 07645.
Item 2. Identity and Background.
(a)	This Statement is filed by Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P., each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the terms of those certain Securities Purchase Agreements by and between Memory, Venrock Associates and Venrock Associates II, L.P. and various other investors, dated as of September 21, 2005 (each, a “Securities Purchase Agreement,” and

CUSIP No. 58606R403	SCHEDULE 13D	Page 6 of 14

collectively the “Securities Purchase Agreements”), the Venrock Entities purchased an aggregate of 789,473 shares of Common Stock at a price of $1.90 per share for total consideration of $1,499,998.70 (collectively, the “Shares”). Under the terms of the Securities Purchase Agreements, the Venrock Entities also received warrants to purchase an aggregate of 276,315 shares of Common Stock at an exercise price of $2.22 per share (subject to customary anti-dilution and other adjustments described below) (the “Warrants”). Each of the Warrants is exercisable from March 22, 2006 through September 22, 2010 (the “Exercise Period”) and can be exercised in cash. In addition, the Warrants may be “net exercised” at any time during the Exercise Period. The net exercise provision allows the Venrock Entities to receive shares of Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather by surrendering the number of shares underlying the Warrant having a fair value equal to the exercise price of the shares being acquired. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including capital reorganization or reclassification of Memory’s securities, certain mergers, consolidations, sales of substantially all of the assets of Memory and other distributions of Memory. The consideration for the Warrants is included in the aggregate purchase price of the Shares.
     The sale of securities to the Venrock Entities described above is part of a private placement by Memory to a number of affiliated and unaffiliated investors (including the Venrock Entities) (collectively, the “PIPE Investors”). The closing of the transaction occurred on September 23, 2005 (the “Closing Date”).
     Prior to the Securities Purchase Agreements, the Venrock Entities held an aggregate of 1,297,157 shares of Common Stock. These shares were acquired through venture capital investments prior to the Issuer’s initial public offering, for an aggregate purchase price of approximately $8,000,002.
     The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 3.
     Item 4. Purpose of Transaction.
     The Venrock Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
     As of the date of this Schedule 13D, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to

CUSIP No. 58606R403	SCHEDULE 13D	Page 7 of 14

market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.
“Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.”
Pursuant to the Securities Purchase Agreements, no later than 30 days after the

CUSIP No. 58606R403	SCHEDULE 13D	Page 8 of 14

Closing Date (the “Filing Date”), Memory is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock (A) issued at the closing of the Securities Purchase Agreements, and (B) issued upon exercise of the Warrants. Memory is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 90 calendar days after the Closing Date, and, subject to Memory’s right to suspend the resale of stock under the registration statement in certain circumstances, Memory is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) two years from the Closing Date, or (b) the date on which all Shares and shares issued upon exercise of the Warrants then held by the Venrock Entities may be sold under Rule 144 of the Securities Act during any 90 day period. If the registration statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to 90 days after the Closing Date or (c) once effective, ceases to be effective and available to the Venrock Entities for any continuous period that exceeds 30 days, Memory is required to pay the Venrock Entities a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by the Venrock Entities for each 30-day period of a registration default event described in (a), (b) or (c) above. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.
     References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer.
     The Venrock Entities are members of a group for purposes of this Schedule 13D.
     (a) As of the Closing Date, (i) Venrock Associates beneficially owned 859,207 shares of the Issuer’s Common Stock, (ii) Venrock Associates II, L.P. beneficially owned 1,213,190 shares of the Issuer’s Common Stock, and (iii) Venrock Entrepreneurs Fund, L.P. beneficially owned 14,233 shares of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 2,086,630 shares, or approximately 5.6% of the Issuer’s Common Stock.
     In addition, Anthony B. Evnin, Ph.D., a general partner of Venrock Associates and Venrock Associates II, L.P. and a member of the general partner of Venrock Entrepreneurs Fund, L.P. currently owns 184,211 shares of Common Stock and warrants to purchase an aggregate of 64,473 shares of Common Stock, none of which are exercisable within 60 days hereof. The exercise price of these warrants is $2.22 per share. Mr. Evnin acquired all of the shares and warrants as a PIPE Investor pursuant to the Securities Purchase Agreements described in this Schedule 13D. Mr. Evnin also holds options to purchase an aggregate of 30,000 shares of the Issuer’s Common Stock, of which 10,000 are exercisable within 60 days hereof. Mr. Evnin beneficially owns 194,211 shares, or approximately .5 % of the Issuer’s Common Stock.

CUSIP No. 58606R403	SCHEDULE 13D	Page 9 of 14

     The percentages calculated above are based upon 37,149,605 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 21,037,447 shares of the Issuer’s Common Stock outstanding on August 8, 2005, and (b) 16,112,158 shares of the Issuer’s Common Stock issued on September 23, 2005 pursuant to the closing of the transactions contemplated in the Securities Purchase Agreements with the Venrock Entities and the other PIPE Investors.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 2,086,630 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 2,086,630 shares of the Issuer’s Common Stock. Mr. Evnin has sole power to dispose of and vote 194,211 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.
     Other than as described in this Schedule 13D, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer. Mr. Evnin is a director of Memory.
Item 7. Material to Be Filed as Exhibits.
     A. Form of the Securities Purchase Agreement dated as of September 21, 2005 by and between Memory and Venrock Associates and Venrock Associates II, L.P. (Incorporated by reference to Exhibit 10.1 of Memory’s Current Report on Form 8-K filed on September 26, 2005).
     B. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 58606R403	SCHEDULE 13D	Page 10 of 14

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 4, 2005

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES II, L.P.,
by a General Partner
VENROCK ENTREPRENEURS FUND, L.P.
by its General Partner, Venrock Management LLC

By:	/s/ Anthony B. Evnin

Name:	Anthony B. Evnin

Title:	As a General Partner or Member

CUSIP No. 58606R403	SCHEDULE 13D	Page 11 of 14

SCHEDULE 1
General Partners/Members
Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. Citizenship: USA

CUSIP No. 58606R403	SCHEDULE 13D	Page 12 of 14

Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Venrock Management LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates and Venrock Associates II, L.P.; the general partner of Venrock Entrepreneurs Fund, L.P. Principal Place of Business: New York

CUSIP No. 58606R403	SCHEDULE 13D	Page 13 of 14

EXHIBIT INDEX
     A. Form of the Securities Purchase Agreement dated as of September 21, 2005 by and between Memory and Venrock Associates and Venrock Associates II, L.P. (Incorporated by reference to Exhibit 10.1 of Memory’s Current Report on Form 8-K filed on September 26, 2005).
     B. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 58606R403	SCHEDULE 13D	Page 14 of 14

Exhibit A
AGREEMENT
Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.
October 4, 2005

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES II, L.P.,
by a General Partner
VENROCK ENTREPRENEURS FUND, L.P.
by its General Partner, Venrock Management LLC

By:	/s/ Anthony B. Evnin

Name: Anthony B. Evnin

Title: As a General Partner or Member